Exhibit 99.1

Allot Communications Announces Offering of Ordinary Shares

Boston, MA, November 8, 2011 – Allot Communications Ltd. (NASDAQ: ALLT) today announced that the Company is offering for sale 5,000,000 ordinary shares of the Company in an underwritten public offering.  The Company has also granted the underwriters a 30-day option to purchase up to 750,000 additional ordinary shares to cover any over-allotments.  The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital and potential acquisitions.

BofA Merrill Lynch, Jefferies & Company, Inc. and RBC Capital Markets, LLC will act as joint book-running managers, Oppenheimer & Co. Inc. will act as lead manager and Wunderlich Securities, Inc. will act as co-manager.

A shelf registration statement (including a prospectus) relating to these securities was filed by the Company and declared effective on January 7, 2011 by the Securities and Exchange Commission (the “SEC”).  A copy of the prospectus supplement and base prospectus relating to the offering may be obtained by contacting: BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or e-mail dg.prospectus_requests@baml.com.  Before you invest, you should read these documents and other documents filed by the Company with the SEC for more complete information.  You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state or jurisdiction.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile service providers.  Allot’s scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  Allot’s rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions; our ability to develop and introduce new, or to expand our existing, technologies, products and applications; the loss of a significant customer; government regulation of the telecommunications industry that adversely impacts our market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F and in the prospectus supplement, each filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT

Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com